Notes issued by Prime Sun Power Inc. to Rudana Investment Group AG during fiscal year ended December 31, 2008:

Date of Note	Amount of Note	Interest Rate
April 15, 2008	$52,500.00	7.5%
May 29, 2008	$71,689.00	7.5%
June 4, 2008	$50,000.00	7.5%
Aug. 11, 2008	$40,000.00	7.5%
Aug. 13, 2008	$40,000.00	7.5%
Nov. 6, 2008	$50,000.00	7.5%
Dec. 15, 2008	$2,575.00	7.5%